SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under

Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

CYREN LTD.

(Name of Subject Company (Issuer))

WP XII INVESTMENTS B.V.

WP XII INVESTMENTS COÖPERATIEF U.A.

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

WP XII PARTNERS (CAYMAN), L.P.

(Name of Filing Person (Offeror))

ORDINARY SHARES, NOMINAL VALUE NIS 0.15 PER SHARE

(Title of Class of Securities)

M26895108

(CUSIP Number of Class of Securities)

WP XII Investments B.V.

c/o Warburg Pincus LLC

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 878-0600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Asaf Harel Tomer Sela Meitar Liquornik Geva Leshem Tal 16 Abba Hillel Rd. Ramat Gan 5250608, Israel Telephone: +972-3-610-3100	Dvir Oren Ross M. Leff Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Telephone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation* $78,163,395	Amount of Filing Fee** $9,732

*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 31,265,358 ordinary shares of Cyren Ltd. at a purchase price of $2.50 cash per share.

**	Calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, as updated by Fee Advisory #1 for Fiscal Year 2018, by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,732.	Filing Party: WP XII INVESTMENTS B.V.
Form or Registration No.: Schedule TO.	Date Filed: November 20, 2017.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission (the “SEC”) on November 20, 2017, as amended by Amendment No. 1 filed with the SEC on November 28, 2017, as further amended by Amendment No. 2 filed with the SEC on December 6, 2017, as further amended by Amendment No. 3 filed with the SEC on December 14, 2017, as further amended by Amendment No. 4 filed with the SEC on December 19, 2017 (together with any other amendments and supplements thereto, the “Schedule TO”) by WP XII Investments B.V., a private limited liability company organized under the laws of the Netherlands (“WP XII BV”), which is a wholly owned subsidiary of WP XII Investments Coöperatief U.A., a company incorporated in The Netherlands (“WP XII Investments Coöperatief”), which is jointly owned by (i) Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Callisto”), (ii) Warburg Pincus (Europa) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Europa”), (iii) Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Ganymede”), (iv) Warburg Pincus Private Equity XII-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-B”), (v) Warburg Pincus Private Equity XII-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-D”), (vi) Warburg Pincus Private Equity XII-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII-E”), (vii) Warburg Pincus XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus XII Partners”) and (viii) WP XII Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP XII Partners,” and together with WP XII Callisto, WP XII Europa, WP XII Ganymede, WP XII-B, WP XII-D, WP XII-E and Warburg Pincus XII Partners, the “WP XII Funds”; the WP XII Funds, collectively with WP XII BV and WP XII Investments Coöperatief, the “Bidder”) and relates to the offer by the Bidder to purchase 31,265,358 outstanding ordinary shares, nominal (par) value NIS 0.15 per share (the “Shares”), of Cyren Ltd. (“Cyren”), at $2.50 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated November 20, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal.

Items 1 through 9 and 11

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Sunday, December 24, 2017. Following such expiration, the Bidder accepted for payment in accordance with the terms of the Offer all Cyren shares that were validly tendered and not withdrawn prior to the expiration of the Offer and payment for such Shares will be made promptly in accordance with the terms of the Offer. The Depositaries for the Offer have advised that, as of the Final Expiration Date of the Offer, a total of approximately 16,991,212 Cyren shares were validly tendered and not withdrawn in the Offer, representing approximately 30% of the Cyren shares on a partially diluted basis (assuming the exercise of “in-the-money” options and conversion of Cyren’s convertible notes).

On December 24, 2017, the Bidder issued a press release announcing the completion of the Offer, and the final results for the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(G) and is incorporated herein by reference. Note that the press release reported approximately 0.06% fewer shares being tendered as such additional shares were tendered in Israel and were being tallied and reported to the Bidder at the time of issuance of the press release. As reported in the paragraph above, a total of approximately 16,991,212 Cyren shares were validly tendered and not withdrawn in the Offer.”

ITEM 12.	EXHIBITS.

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated November 20, 2017.†

(a)(1)(B)	Letter of Transmittal.†

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(E)	Internal Revenue Service Form W-9.†

(a)(1)(F)	Notice of Objection.†

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).†

(a)(5)(A)	Text of Press Release issued by the Bidder and the issuer on November 6, 2017 (incorporated by reference to the pre-commencement tender offer materials filed by the offerors on November 7, 2017).

(a)(5)(B)	Text of Press Release issued by the Bidder on November 20, 2017.†

(a)(5)(C)	Summary Advertisement published on November 20, 2017.†

(a)(5)(D)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on November 20, 2017.*†

(a)(5)(E)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on November 20, 2017.*†

(a)(5)(F)	Text of Press Release issued by the Bidder on December 19, 2017, announcing the commencement of the Additional Offer Period.†

(a)(5)(G)	Text of Press Release issued by the Bidder on December 24, 2017, announcing the completion of the Offer.

(b)	Not applicable.

(d)(1)	Securities Purchase Agreement, dated as of November 6, 2017, by and among WP XII Investments B.V. and Cyren Ltd. (incorporated by reference to the Schedule 13D filed by the offerors on November 16, 2017).

(d)(2)	Registration Rights Agreement, dated as of November 6, 2017, by and among WP XII Investments B.V. and Cyren Ltd. (incorporated by reference to the Schedule 13D filed by the offerors on November 16, 2017).

(g)	Not applicable.

(h)	Not applicable.

*	English translation from Hebrew.
†	Previously filed.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

WP XII INVESTMENTS B.V.

By:	/s/ Tara E. O’Neill
Name: Tara E. O’Neill
Title: Managing Director A

By:	/s/ Guido F.X.M. Nieuwenhuizen
Name: Guido F.X.M. Nieuwenhuizen
Title: Managing Director A

WP XII INVESTMENTS COÖPERATIEF U.A.

By:	/s/ Tara E. O’Neill
Name: Tara E. O’Neill
Title: Managing Director A

By:	/s/ Guido F.X.M. Nieuwenhuizen
Name: Guido F.X.M. Nieuwenhuizen
Title: Managing Director A

WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name: David Sreter
Title: Authorised Signatory

WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name: David Sreter
Title: Authorised Signatory

WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name: David Sreter
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name: David Sreter
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name: David Sreter
Title: Authorised Signatory

WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name: David Sreter
Title: Authorised Signatory

WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name: David Sreter
Title: Authorised Signatory

WP XII PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) XII, L.P., its general partner

By:	Warburg Pincus (Cayman) XII GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its sole member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name: David Sreter
Title: Authorised Signatory

Dated: December 26, 2017

EXHIBIT INDEX

NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated November 20, 2017.†

(a)(1)(B)	Letter of Transmittal.†

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(E)	Internal Revenue Service Form W-9.†

(a)(1)(F)	Notice of Objection.†

(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).†

(a)(5)(A)	Text of Press Release issued by the Bidder and the issuer on November 6, 2017 (incorporated by reference to the pre-commencement tender offer materials filed by the offerors on November 7, 2017).

(a)(5)(B)	Text of Press Release issued by the Bidder on November 20, 2017.†

(a)(5)(C)	Summary Advertisement published on November 20, 2017.†

(a)(5)(D)	Form of Cover of ‘Mifrat’ to be filed with the Israeli Securities Authority on November 20, 2017.*†

(a)(5)(E)	Form of Acceptance Notice and Notice of Objection to be filed with the Israeli Securities Authority on November 20, 2017.*†

(a)(5)(F)	Text of Press Release issued by the Bidder on December 19, 2017, announcing the commencement of the Additional Offer Period.†

(a)(5)(G)	Text of Press Release issued by the Bidder on December 24, 2017, announcing the completion of the Offer.

(b)	Not applicable.

(d)(1)	Securities Purchase Agreement, dated as of November 6, 2017, by and among WP XII Investments B.V. and Cyren Ltd. (incorporated by reference to the Schedule 13D filed by the offerors on November 16, 2017).

(d)(2)	Registration Rights Agreement, dated as of November 6, 2017, by and among WP XII Investments B.V. and Cyren Ltd. (incorporated by reference to the Schedule 13D filed by the offerors on November 16, 2017).

(g)	Not applicable.

(h)	Not applicable.

*	English translation from Hebrew.
†	Previously filed.